SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF
THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Uncommon Investment Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

75 Virginia Road

2nd Floor, Suite V1

North White Plains, NY 10603

Telephone Number (including area code):	[__________]

Name and address of agent for service of process:

John Pileggi, Trustee

Uncommon Investment Funds Trust

75 Virginia Road

2nd Floor, Suite V1

North White Plains, NY 10603

Jon Rand, Esq.

Dechert

1095 6th Avenue

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes X	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on July 31, 2019.

UNCOMMON INVESTMENT FUNDS TRUST
By:	/s/ John Pileggi
John Pileggi, Trustee

Attest:	/s/ Thaddeus Leszczynski
Thaddeus Leszczynski
Title: Secretary